File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 23 DATED MAY 23, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions; and
•	Asset updates.

Updates to Asset Acquisitions

Entitlement and Development Controlled Subsidiaries

Entitlement and Development Controlled Subsidiaries Asset Summaries

The following table summarizes the entitlement and development controlled subsidiaries ("Entitlement and Development Controlled Subsidiaries") recently acquired by the Company. Unless otherwise noted, the following is true of each Renovation Controlled Subsidiary:

•	Pursuant to the agreements governing each Entitlement and Development Controlled Subsidiary, we either have full authority of the management of such entity, or our consent is required for all major decisions regarding the Entitlement and Development Controlled Subsidiary; and
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Entitlement and Development Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing.

Asset Name	Zip Code	Approximate Lot Square Footage	Date of Acquisition	Approximate Acquisition Cost (1)	Anticipated Business Plan
CNP 36 Property #2	90034	8,354	05/03/2018	$1,555,000 (2)	(3)
Marathon 12 (4)	90026	15,620	05/17/2018	$1,279,000	(5)

(1) Acquisition cost refers to the total anticipated amount paid by us for our equity in the controlled subsidiary.

(2) Purchase price was partially funded with $1,000,000 in proceeds from that certain Promissory Grid Note.

(3) The CNP 36 Property #2 business plan anticipates combining the CNP 36 Property #2 with the previously acquired CNP 36 Property #1 (the "CNP 36 Properties") to complete entitlements approvals yielding 12 small lot homes, and then selling the CNP 36 Properties upon completion of entitlements.

(4) We have partnered with P. Joseph Communities, LLC ("P. Joseph"), which has developed approximately $50 million of single family, multifamily and condominium projects.

(5) The Marathon 12 business plan is to develop 12 detached homes in five different floor plans, ranging from 1,498 to 1,735 square feet of living area in two-story and three-story designs, some with rooftop decks.

Entitlement and Development Controlled Subsidiaries Performance Projections

Asset Name	Projected Internal Rate of Return (“IRR”)	Total Projected Development Costs	Projected Exit Price per Lot or Home	Projected Leverage	Projected Number of Lots or Homes	Projected Renovation / Hold Period
CNP 36 Properties	11.2% - 14.1%	$525,000 - $585,000	$350,000 - $370,000	0%	12	2 - 2.5 years
Marathon 12	18.8% - 29.1%	$10,109,000	$950,000 - $970,000	86% LTC (1)	12	18 - 21 months

(1) Represents a $8,710,000 senior secured loan with an 18-month initial term at a one-month LIBOR plus 3.50% interest rate provided by U.S. Bank National Association (the “Marathon 12 Senior Loan”). The remaining equity contributions to the Marathon 12 Controlled Subsidiary being contributed 90% by the Company and 10% by P. Joseph and its partners and affiliates.

Property purchase prices and acquisition costs are empirically derived based on actuals from the performance of subject properties purchased to date. Projection ranges are based on the range of inputs provided above. Assumptions are based on comparable property results across more than 200 housing lots and approximately 20 properties in Los Angeles lent to and invested in by Rise Companies Corp. or its affiliates since 2015. In the exit price projections, average lot sales price is based on comparable land sales in the surrounding area. The projected return range is primarily driven by the ranges provided varying the exit price per lot, number of lots per development, and hold period.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

Updates to Dispositions of Assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Sale	Approximate Square Footage at Sale	Date of Acquisition	Acquisition Cost	Date of Disposition	Sale Price	Approximate Net Profit (1)	Approximate ROI
La Vista Property	90004	2 / 1	697	05/31/2017	$404,625	03/23/2018	$550,000	$105,000	25.0% (2)

(1) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(2) On an annualized basis, approximate ROI is equal to approximately 30.8%.